Issuer Free Writing Prospectus Dated January 13, 2021

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Dated December 28, 2020

Registration Statement No.333-233745

This free writing prospectus relates to the proposed public offering of ordinary shares of Global Internet of People, Inc. (the “Company”) and should be read together with the Registration Statement filed by the Company with the SEC for the offering to which this presentation relates and may be accessed through the following web link: https://www.sec.gov/Archives/edgar/data/1780731/000121390020044880/0001213900-20-044880-index.htm

The Registration Statement has not yet become effective. Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have filed with the SEC in their entirety for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov.

Alternatively, we or our underwriter will arrange to send you the prospectus if you contact ViewTrade Securities, Inc., via email: IB@viewtrade.com or standard mail at ViewTrade Securities, Inc., 7280 W. Palmetto Park Road, Suite 310, Boca Raton, Florida 33433, Attn: Prospectus Department, or contact the Company, via email: IR@sdh365.com.

Global Internet of People Inc. Launches NASDAQ IPO Roadshows and Aims to Raise $28 Million to Develop the Knowledge Sharing Ecosystem

Beijing, China, Dec. 04, 2020 -- Global Internet of People, Inc. (the Company or “SDH”), a company operates a knowledge sharing and enterprise services platform both online and offline, today announced that following the warm-up of roadshows in Chengdu and Zibo, it is going to conduct Nasdaq IPO roadshows in multiple cities in China such as Hangzhou, Shanghai, Shenzhen and Beijing through December 8 to13, 2020, Beijing Time, aiming to raise $28 million (approximately RMB185 million) from this initial public offering.

According to the Prospectus filed with U.S. Securities and Exchange Commission, SDH provided online and offline membership services and enterprise services to 1,467 members and 5.49 million users by the end of September 2020 through its 51 local centers in 35 cities in China. The online knowledge sharing and consulting platform brings together 1,548 prestige mentors and experts to provide high-quality services for enterprise and individual users. SDH focus on knowledge sharing and enterprise cooperation services via mobile applications and local centers, and the number of users has increased from 0.8 million in May 2017 to 5.49 million in September 2020. By revenue segmentation, SDH’s major businesses falls into enterprise comprehensive tailored services, member services, sponsorship advertising services, enterprise consulting services, online services and sale of merchandises services. During the first six months of 2020, revenue increased 12.2% to $6.51 million year-on-year. Net income increased 2% year-on-year to $2.29 million. For the full year of 2019, revenue increased by 32.4% year-on-year to $17.9 million, while net income increased by 30.4% year-on-year to $9.75 million. During the first six months of 2020 and 2019, operating margins were 36% and 42%, respectively. The proceed raised from IPO will be used to 1) content providing (both in-house and third-party providers) 30%, 2) software and hardware upgrade 20%, 3) marketing, branding and sales 20%, 4) acquisition of knowledge sharing providers and consulting companies 25%, and 5) personnel training and recruitment 5%. SDH has received an approval letter from NASDAQ on November 11, 2020 to list on The Nasdaq Capital Market with symbol ticker “SDH”.

Mr. Hu Haiping, Chairman of SDH, said, “Developing an ecosystem of knowledge sharing and an ecosystem of enterprise growth services are still important growth point for the Company in the future. Listing in the NASDAQ is very important to the long-term strategic layout of SDH in terms of our brand upgrade and obtaining capital support from the market.”

In the new economic era of accelerated innovation, transformation and upgrading of China's economy, the promotion of entrepreneurs' business wisdom, the establishment of digital enterprise economic cooperation system and the establishment of enterprise growth service ecosystem are required to catch up with the times and the new momentum of economy. In the face of the needs of tens of millions of enterprises moving towards high-quality development, SDH was incepted in 2016, and take "knowledge sharing and enterprises collaboration" as the concept to spread business wisdom, integrate industrial resources, help enterprises upgrade and innovation, and develop rapidly. The Company has won the support and affirmation of many users. Intelligent economy is a higher form of digital economy, and SDH’s smart connected network is a typical form of intelligent economy. Over the past four years, the Company has continued to develop, stands out with excellent performance, and position itself to be a "dark horse" in the internet of intelligence field.

About Global Internet of People Inc.

Headquartered in Beijing and Shanghai, Global Internet of People Inc. operates an online knowledge sharing and enterprise service platform, both online, via our mobile application “Shidonghui App” (the “APP”), and offline, through local offices directly operated by us in Beijing, Shanghai and Hangzhou, as well as 51 local centers in 35 cities throughout the PRC. The main services we offer to Users on our APP are (1) Questions and Answers (Q &A) Sessions and (2) streaming of audio and video courses and programs. The offline services we offer to our Members are study tours and forums. For more information about the Company, please visit: www.sdh365.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.  Specifically, the Company’s statements regarding trading on the NASDAQ Capital Market and closing the IPO are forward-looking statements.  Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company:
Hongfei Zhao
Email: IR@sdh365.com
Phone: +86 18001021718

Investor Relations:
Janice Wang
EverGreen Consulting Inc.
Email: IR@changqingconsulting.com
Phone: +86 13811768559 / +1-908-510-2351